Mail Stop 4561

January 29, 2009

Mr. Brian F. Lavin
President and Chief Executive Officer
NTS Realty Capital, Inc.
10172 Linn Station Road
Louisville, KY 40223

> **Re:** **NTS Realty Holdings Limited Partnership**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 25, 2008**
> **File No. 001-32389**

Dear Mr. Lavin:

We have reviewed your response letter dated January 5, 2009, and have the following additional comment. Please be as detailed as necessary in your explanations. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Consolidated Statements of Cash Flows, page 39

1. We have reviewed your response to our comment, and it appears that your investments in The Overlook at St. Thomas and Creeks Edge at Stony Point would not be within the scope of EITF 96-16 as EITF 96-16 does not apply to investments in noncorporate entities. We reissue our prior comment with clarification. Please tell us how you determined it was appropriate for you to consolidate 100% of the assets acquired, given that you own a direct interest in the real estate assets, and not a controlling interest in an entity which owns 100% of these assets. If these assets were held in corporate entities in which you owned a controlling interest, it would appear that they should be consolidated, but given the fact that you own undivided interests directly in the assets themselves, it is not clear why you have consolidated. It appears that these assets are real property owned by undivided interests and subject to joint control, as contemplated by paragraph 11 of SOP 78-9, and as such, should be accounted for under the equity method. Refer to paragraph 1 of EITF 00-01 and paragraph 11 of SOP 78-9.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief